UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Welcomes Mariana Cambiaghi as Chief Financial Officer and Laura Hirata as General Counsel

São Paulo, August 26, 2021 – Zenvia Inc. (“Zenvia”) (NASDAQ: ZENV), announces the election of Ms. Mariana Cambiaghi, Zenvia’s current chief controller officer, as Zenvia’s new CFO, effective as of September 1, 2021. Ms. Cambiaghi has been our chief controller officer since February 2021. Previously, she was controllership director of Azul S.A. (where she worked for more than 9 years) and also worked for Delloite and Ernst Young. Ms. Cambiaghi holds a business degree from FAAP - Fundação Armando Álvares Penteado, an accounting degree from Universidade Paulista and holds an MBA in business management from Fundação Dom Cabral.

Ms. Cambiaghi will replace Mr. Renato Friedrich as Zenvia’s CFO. Mr. Friedrich has been working with Ms. Cambiaghi and will support an orderly transition of his overall responsibilities to her. Mr. Friedrich will continue to assist Zenvia as consultant to Zenvia’s audit committee. Zenvia would like to thank Mr. Friedrich for his valuable contribution during his four years of service at the Company and wishes him all the best in his future endeavors.

Zenvia also announces the election of Ms. Laura Hirata as Zenvia’s General Counsel. Ms. Hirata has worked for ten years as General Counsel for Camil Alimentos, Netshoes and Alper Consultoria e Corretora de Seguros, as well as for almost ten years in top tier law firms in Brazil and U.S. such as Cescon Barrieu and Simpson Thacher & Bartlett LLP. Ms. Hirata has a law degree from University of São Paulo and specialization courses from New York University and Harvard Law School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 26, 2021

Zenvia Inc.

	By:	/s/ Cassio Bobsin
	Name:	Cassio Bobsin
	Title:	Chief Executive Officer